UMB

17009831

SEC Mail Processing Section MAR 01 2017 Washington DC 406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Financial Corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates — (816) 860-8796
(Area Code - Telephone No.)

President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1100	Kansas City	Missouri	64106-2162
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates — 2-27-17

Signature — Date

President & CFO

Title

Stephanie Casey

Notary Public

STEPHANIE CASEY
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires 5-20-2018
Commission # 14899719

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No: 8-34999

Financial Statements as of and for the Year Ended December 31, 2016, Supplemental Schedules as of December 31, 2016 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2016, and the related statements of income, change in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules (I), (II), and (III) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules (I), (II), and (III) is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2017

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 16,176,659
Investment securities - At fair value	1,306,123
Receivable from clearing broker	35,903
Other receivable	218,322
Deferred income tax assets, net	531,741
Prepaid expenses	47,249
Total assets	$ 18,315,997

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Sales commission payable	$ 165,739
Deferred compensation	862,764
Accrued profit sharing payable	136,918
Other accruals	351,684
Income tax payable	244,285
Total liabilities	1,761,390
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	11,050,000
Retained earnings	5,404,607
Total stockholder's equity	16,554,607
TOTAL	$ 18,315,997

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Securities commissions	$ 1,047,517
Underwriting	235,782
Revenue from sale of investment company shares	1,476,316
Fees	4,737,640
Other revenue	4,008,459
Total revenues	11,505,714
EXPENSES:	
Employee compensation and benefits	6,589,778
Regulatory fees and expenses	131,802
Other expense	3,324,122
Total expenses	10,045,702
INCOME BEFORE INCOME TAXES	1,460,012
INCOME TAX EXPENSE	550,171
NET INCOME	$ 909,841

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2015	$100,000	$ 1,050,000	$4,494,766	$ 5,644,766
Net income	-	-	909,841	909,841
Capital contributions	-	10,000,000	-	10,000,000
BALANCE — December 31, 2016	$100,000	$ 11,050,000	$5,404,607	$ 16,554,607

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 909,841
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax assets, net	(173,385)
Net decrease in investment securities	3,081
Changes in:	
Receivable from clearing broker	103,671
Other receivable	(60,402)
Prepaid expenses	4,611
Sales commission payable	(67,031)
Deferred compensation	162,442
Accrued profit sharing payable	(144,108)
Other accruals	153,430
Income tax payable	(18,610)
Total cash flows provided by operating activities	873,540
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	10,000,000
Total cash flows provided by financing activities	10,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,873,540
CASH AND CASH EQUIVALENTS — Beginning of year	5,303,119
CASH AND CASH EQUIVALENTS — End of year	$ 16,176,659
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid	$ 742,166

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including UMB Bank and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at broker and dealer that is held in a money market fund. As of December 31, 2016, cash held at UMB Bank and cash held at NFS in proprietary accounts totaled $1,926,659 and $14,250,000, respectively. For all funds received on behalf of customers, the Company records an offsetting account payable and makes payment on behalf of the customer by noon the next business day.

Investment Securities — Marketable securities held by UMB Bank, which consist of U.S. government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in the investment income and other line on the statement of income. Such transactions are recorded on a trade date basis.

Receivable from Clearing Broker — Receivable from Clearing Broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded on a trade-basis when earned.

Other Receivable — Other receivables consist of 401(k) fees, 12b-1 fees, variable annuity, and institutional underwriting receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded as services are performed.

Commissions — Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded on a trade-date basis when earned.

Fees — Fees represent asset-based and transaction-based fees that are earned from customers. Fees are recognized on a trade-date basis when earned.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2016. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2013. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMB Financial Corporation in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. RELATED-PARTY TRANSACTIONS

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
401(k) profit sharing contributions	$ 136,918	UMB Financial Corporation	Financial Condition	Accrued profit sharing payable
License maintenance fees	249,358	UMB Bank, N.A.	Income	Other revenue
Fixed annuity fees	331,824	UMB Insurance, Inc.	Income	Other revenue
Group life insurance fees	337,170	UMB Insurance, Inc.	Income	Other revenue
Individual health insurance fees	8,988	UMB Insurance, Inc.	Income	Other revenue
Individual life fees	623,361	UMB Insurance, Inc.	Income	Other revenue
Trust relationship management fees	172,020	UMB Bank, N.A.	Income	Other revenue
Stock-based compensation	69,816	UMB Financial Corporation	Income	Employee compensation and benefits
Corporate underwriting referral fees	11,789	UMB Bank, N.A.	Income	Other expense
Investment advisory fees	222,807	UMB Bank, N.A.	Income	Other expense
Management fees	566,385	UMB Financial Corporation	Income	Other expense
Support services	2,863	UMB Bank, N.A.	Income	Other expense
Variable annuity fees	486,649	UMB Insurance, Inc.	Income	Other expense
Income taxes	550,171	UMB Financial Corporation	Income	Income tax expense

401(k) profit sharing contributions and stock-based compensation - The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Contributions are reflected in employee compensation and benefits on the statement of income. Additionally, the Company participates in the Long-Term Incentive Compensation Plan (LTIP) administered by UMBFC. The plan consists of performance-based and service-based stock grants, along with non-qualified stock options.

License maintenance fees - The Company receives fees from UMB Bank for maintaining FINRA compliance for UMB Bank licensed associates. Services provided by the Company include record tracking, annual certification training, licensed associate supervision and regulatory response inquiries.

Annuity fees - UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance enters into fixed annuity contracts with customers. The Company sells the investment product and receives fees from UMB Insurance for those services.

Insurance fees - UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

Trust relationship management fees - The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers to act as an agent in this relationship and to provide fiduciary services.

Corporate underwriting referral fees – UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements.

Investment advisory fees – The Company pays fees to UMB Bank for investment advisory services related to the Company's mutual fund wrap fee program. Services include asset allocation advice, investment research, outside fund manager reporting, and client consulting.

Management fees and support services – UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services including postage and office occupancy. These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

Income taxes - UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the UMBFC consolidated tax expense.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2016, the Company had net capital, as defined, of $14,844,222, which was $14,594,222 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 as of December 31, 2016.

4. INCOME TAXES

The provision for income tax expense for the year ended December 31, 2016 consists of the following:

Current tax expense:	
Federal	$ 668,757
State	54,799
Total current tax expense	723,556
Deferred tax benefit:	
Federal	(165,692)
State	(7,693)
Total deferred tax benefit	(173,385)
Total tax expense	$ 550,171

Income tax expense differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences for the year ended December 31, 2016 are as follows:

Tax benefit at statutory rate of 35%	$ 511,004
State income taxes — net of federal effect	30,618
Non-deductible expenses	8,576
Other	(27)
Total	$ 550,171

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2016, the Company had $244,285 of income taxes payable recorded of which the balance principally relates to amounts due to UMBFC for its share of taxes related to consolidated federal and state taxes.

The tax effects of temporary differences that give rise to deferred income taxes at December 31, 2016 are as follows:

Deferred tax assets:	
Accrued profit sharing	52,606
Accrued bonus	71,115
Stock-based compensation	89,106
Deferred compensation	319,994
Property and equipment	69
Deferred fee income	16,375
Total deferred tax assets	549,265
Deferred tax liabilities:	
Prepaid expenses	(17,524)
Total deferred tax liabilities	(17,524)
Net deferred income tax asset	$ 531,741

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2016, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2016, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investment securities, and receivable from clearing broker. The estimated fair value of such financial instruments at December 31, 2016, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively traded. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on significant unobservable inputs. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2016. There was no transfer between valuation levels during the year.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Investment securities — U.S. government and agencies	$ -	$ 1,306,123	$ -	$ 1,306,123

SUPPLEMENTAL SCHEDULES

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2016

	As Audited	Adjustments*	As filed in Form X-17A-5 on January 12, 2017
TOTAL STOCKHOLDER'S EQUITY	$ 16,554,607	$ 17,669	$ 16,572,276
DEDUCTIONS AND CHARGES:			
Prepaid expenses	47,249		47,249
Interest receivable	5,618		5,618
Other receivable	144		144
Deferred income tax assets, net	531,741	(3,966)	527,775
Total non-allowable assets	584,752	(3,966)	580,786
Other deductions and charges	1,114,168		1,114,168
Haircuts on securities positions	11,465	-	11,465
Total	1,710,385	(3,966)	1,706,419
NET CAPITAL	$ 14,844,222	$ 21,635	$ 14,865,857
AGGREGATE INDEBTEDNESS:			
Total liabilities	$ 1,761,390	(21,635)	$ 1,739,755
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 14,594,222	$ 21,635	$ 14,615,857
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.12 to 1		0.12 to 1

* The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2016

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

UMB FINANCIAL SERVICES, INC.'S EXEMPTION REPORT
DECEMBER 31, 2016

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates
UMB Financial Services, Inc., President
February 27, 2017

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2017

UMB

SEC February 27, 2017
Mail Processing
Section
MAR 01 2017
Washington DC
406

SEC
Attn: Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re: UMB Financial Services, Inc.
CRD # 17073

Dear Sir or Madam:

Enclosed for filing on behalf of UMB Financial Services, Inc. are **two originals** of the company's audited financial statement. This report is being filed simultaneously with the SEC regional office, FINRA and each jurisdiction in which the company is registered as a broker-dealer.

If you have any questions regarding this matter, please contact me @ 816-860-8790.

Sincerely,

Jeff Maxwell

Jeff Maxwell
Chief Administrative Officer

: Enclosures

UMB Financial Services, Inc.
Member FINRA, SIPC

P.O. Box 419232
Kansas City, Missouri 64141-6232

816.842.2222
800.842.9999 Toll Free
816.860.3689 Fax

umbfinancialservices.com